SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2005

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 1-11024
A. Full title of plan and address of the plan, if different from that of the issuer named below:
CLARCOR 401(k) Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLARCOR Inc.
840 Crescent Centre Drive
Suite 600
Franklin, TN 37067

CLARCOR 401(k)
Retirement Savings Plan
Financial Statements and
Supplemental Schedule
As of and for the Years Ended
December 31, 2005 and 2004

CLARCOR 401(k)
Retirement Savings Plan

Note:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Retirement Savings Plan.
Consent

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Committee of the CLARCOR 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the CLARCOR 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nashville, Tennessee
June 16, 2006

CLARCOR 401(k)
Retirement Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2005	2004

Assets

Investments, at fair value
Common/collective trust	$10,519,272	$11,238,015
Mutual funds	31,033,926	31,542,724
CLARCOR Inc. Common Stock Fund	4,031,337	3,316,241
Participant loans	1,271,386	1,132,233

Total investments	46,855,921	47,229,213

Receivables
Employer contributions	22,092	39,105
Participant contributions	89,539	227,922

Total receivables	111,631	267,027

Net Assets Available for Benefits	$46,967,552	$47,496,240

See accompanying notes to financial statements.

CLARCOR 401(k)
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2005	2004

Additions
Investment income
Interest income from common/collective trust	$429,736	$425,779
Dividend income from CLARCOR Inc. Common Stock Fund	24,451	22,118
Interest income from participant loans	77,386	69,327
Dividend income from mutual funds	1,133,388	921,388

Total interest and dividends	1,664,961	1,438,612

Net appreciation in fair value of
Mutual funds	685,125	2,171,750
CLARCOR Inc. Common Stock Fund	303,284	670,330

Total net appreciation	988,409	2,842,080

Net gain (loss) on sale of investments
CLARCOR Inc. Common Stock Fund	2,125	—
Mutual funds	(799)	—

Total net gain (loss) on sale of investments	1,326	—

Total investment income	2,654,696	4,280,692

Contributions
Employer	460,507	433,694
Participant	1,946,057	2,181,331
Rollover	—	448,062
Other additions	26,149	283

Total contributions	2,432,713	3,063,370

Total additions	5,087,409	7,344,062

CLARCOR 401(k)
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2005	2004

Deductions
Benefits paid to participants	$5,010,768	$1,280,678
Transfers out to CLARCOR 401(k) Plan	—	46,227,506
Administrative fees	3,518	2,640
Other deductions	601,811	—

Total deductions	5,616,097	47,510,824

Net Increase (Decrease)	(528,688)	(40,166,762)

Net Assets Available for Benefits, at beginning of year	47,496,240	87,663,002

Net Assets Available for Benefits, at end of year	$46,967,552	$47,496,240

See accompanying notes to financial statements.

CLARCOR 401(k)
Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan	The following brief description of the CLARCOR Inc. (the “Company”) 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

	General	The Plan is a defined contribution plan. Effective January 1, 2004, the Plan was restated and amended to cover only those eligible employees who elected to continue participation in the CLARCOR Inc. Pension Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the Internal Revenue Code limitations. Participants may also elect to make after-tax contributions to the Plan up to 10% of the participant’s compensation, and may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 3% of pretax compensation that a participant contributes to the Plan.

	Participant Accounts	Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant account balances, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, Company common stock and 17 mutual funds as investment options for participants.

CLARCOR 401(k)
Retirement Savings Plan
Notes to Financial Statements

Vesting	Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is vested as follows:

Total years of service	Vested Percentage

1	0%
2	0%
3	100%

Participant Loans	Participants may borrow from their accounts a minimum of $1,000 and participants may have only one loan outstanding. Loans are repaid through payroll deductions with principal and interest being credited to the participants’ account balances. Loans may not exceed the lesser of 50% of the participant’s vested balance or $50,000 and loans are to be repaid over a period of time not to exceed five years, unless used for the purchase of a principal residence, in which case the payback period may not exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2% at the time of the loan.

Payment of Benefits	Upon termination of service, death, disability or retirement, participants, or their beneficiaries, will receive lump-sum benefit payments. Benefits paid are equal to the value of the participant’s vested interest in his or her account.

Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

CLARCOR 401(k)
Retirement Savings Plan
Notes to Financial Statements

	Forfeited Accounts	Forfeitures are used to reduce future Company contributions. Approximately $32,175 and $54,569 were used to reduce Company contributions during 2005 and 2004, respectively.

	Administrative Expenses	The Company pays substantially all of the Plan’s administrative expenses.

2.	Summary of Significant Accounting Policies

	Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

	Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	Risks and Uncertainties	The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

CLARCOR 401(k)
Retirement Savings Plan
Notes to Financial Statements

	Investment Valuation	The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and shares of the common/collective trust are valued at the net asset value of shares or units held by the Plan at year end. The Company common stock fund is valued at the year end unit closing price, based on the quoted market price of the Company common stock plus uninvested cash. Participant loans are valued at cost which approximates fair value.

	Payment of Benefits	Benefits are recorded when paid.

3.	Significant Investments	The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

December 31,	2005	2004

CLARCOR Inc. Common Stock Fund	$4,031,337	$3,316,241
Vanguard 500 Index Fund	10,619,508	11,732,801
Vanguard Intermediate Term Investment Grade	*	2,418,378
Vanguard Wellington Fund	7,650,519	8,272,342
Vanguard Windsor II Fund	3,596,984	3,336,411
Vanguard Retirement Savings Trust	10,519,272	11,238,015

*	Value not greater than 5% of net assets.

4.	Related-Party Transaction	The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

CLARCOR Inc. Common Stock Fund contains shares of common stock issued by the Company. The Company is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Tax Status	The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2002 that the Plan and related trust is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Prohibited Transactions	During 2005, the Plan sponsor inadvertently failed to deposit approximately $2,781 of participant deferrals within the required timeframe as stated by the United States Department of Labor (DOL). The DOL considers late deposits to be prohibited transactions. The Plan sponsor will file Form 5330 and pay applicable excise tax. The excise tax payments will be made from the Plan sponsor’s assets and not from assets of the Plan. The Plan sponsor has taken measures to make a corrective contribution and to correct the underlying issue to prevent the error from recurring.

Supplemental Schedule

CLARCOR 401(k)
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN: 36-0922490
Plan Number: 009
Form 5500

December 31,				2005
				(e)
				Current
				Value at
(b)	(c)	(d)		December
(a) Identity of Issuer	Description of Investment	Cost		31, 2005

* CLARCOR Inc. Common Stock Fund	Company Common Stock	(a	)	$4,031,337
* Vanguard Retirement Savings Trust	Common/Collective Trust	(a	)	10,519,272
* Vanguard Prime Money Market Fund	Mutual Fund	(a	)	410,405
* Vanguard Explorer Fund	Mutual Fund	(a	)	917,681
* Vanguard Wellington Fund	Mutual Fund	(a	)	7,650,519
* Vanguard Intermediate Term Investment Grade	Mutual Fund	(a	)	2,142,256
* Vanguard Intermediate Term Treasury Fund	Mutual Fund	(a	)	705,654
* Vanguard 500 Index Fund	Mutual Fund	(a	)	10,619,508
* Vanguard Windsor II Fund	Mutual Fund	(a	)	3,596,984
* Vanguard U.S. Growth Fund	Mutual Fund	(a	)	1,759,063
* Vanguard International Growth Fund	Mutual Fund	(a	)	1,122,334
* Vanguard Small Cap Index Fund	Mutual Fund	(a	)	387,391
* Vanguard Mid Cap Index Fund	Mutual Fund	(a	)	857,489
* Vanguard Target Retirement Income Fund	Mutual Fund	(a	)	1,976
* Vanguard Target Retirement 2005 Fund	Mutual Fund	(a	)	72,934
* Vanguard Target Retirement 2015 Fund	Mutual Fund	(a	)	603,767
* Vanguard Target Retirement 2025 Fund	Mutual Fund	(a	)	140,820

CLARCOR 401(k)
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN: 36-0922490
Plan Number: 009
Form 5500

December 31,				2005
				(e)
				Current
				Value at
(b)	(c)	(d)		December
(a) Identity of Issuer	Description of Investment	Cost		31, 2005

* Vanguard Target Retirement 2035 Fund	Mutual Fund	(a	)	$11,546
* Vanguard Target Retirement 2045 Fund	Mutual Fund	(a	)	33,599
* Participant Loans	Loans to participants	—		1,271,386

				$46,855,921

*	Represents party-in-interest.

(a)	The cost of participant-directed investments is not required to be disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.
CLARCOR 401(k) Retirement Savings Plan

By	/s/ Richard M. Wolfson

Richard M. Wolfson
Vice President, General Counsel and Corporate Secretary
CLARCOR Inc.
	Date	6-28-06